A special meeting was held February 8, 2013 to obtain shareholder approval to reorganize the Dreman Contrarian Small Cap Value Fund from a series of the Dreman Contrarian Funds to a series of Valued Advisers Trust.

The result of this special meeting shareholder vote was as follows:

FOR	1,945,176
AGAINST	28,946
ABSTAIN	589,701